Exhibit 1

     PRESS RELEASE

Cyren Reports Fourth Quarter and Full Year 2017 Financial Results

- - -

Full year new and upsell bookings in Enterprise business up 158% year-over-year

McLean, Va. – February 14, 2018 – Cyren (NASDAQ: CYRN) today announced its fourth quarter and full year 2017 financial results for the period ending December 31, 2017.

During the fourth quarter Cyren received a $19.6 million private placement, priced at $1.85 per share, from Warburg Pincus, a leading global private equity firm focused on growth investing. This was subsequently followed by a tender offer to purchase additional shares at $2.50 per share, which was completed in December, resulting in Warburg Pincus becoming the majority shareholder in Cyren with approximately 52% of the outstanding shares. “Warburg Pincus identified that Cyren is revolutionizing the cloud security market,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “With Warburg Pincus’s financial and operational support, we intend to accelerate our plans to further grow Cyren’s Enterprise cloud security business.”

“Cyren finished the fourth quarter with solid traction in our Enterprise business, with bookings up 112% compared to the same quarter a year ago,” added Samuelson. “Throughout 2017, we added hundreds of new customers onto the Cyren Cloud Security platform, ranging from under 1,000 users to over 100,000 user accounts. This demonstrates that businesses of all size can benefit from the industry’s first and only solution to deliver email security, web security, DNS-based security, cloud sandboxing, and cloud access security all from a single unified SaaS platform.”

Earlier in the quarter, Cyren released CCS version 4.2, which adds email archiving to its cloud security platform. Cyren’s archiving service delivers fast search and eDiscovery, tamper-proof storage, and enables regulatory compliance with email management, protection and retention in the cloud.

Fourth Quarter 2017 Financial Highlights:

●	Revenues for the fourth quarter of 2017 were $7.5 million, compared to $8.1 million for the fourth quarter of 2016.

●	Revenues for the year ended December 31, 2017 were $30.8 million compared to $31.0 million for fiscal year 2016.

●	GAAP net loss for the fourth quarter of 2017 was $7.5 million, compared to a net loss of $2.9 million in the fourth quarter of 2016. The net loss for the fourth quarter included a one-time impact of approximately $2.9 million due to the accounting treatment of employee stock options and convertible notes triggered by a change of control provision when Warburg Pincus became the majority shareholder in Cyren.

●	GAAP net loss for the year ended December 31, 2017 was $16.3 million, compared to $6.2 million for 2016.

●	GAAP loss per basic and diluted share for the fourth quarter of 2017 was $0.16, compared to a loss of $0.07 for the fourth quarter of 2016. For the full year 2017, GAAP loss per basic and diluted share was $0.40, compared to a loss of $0.16 for full year 2016.

●	Non-GAAP net loss for the fourth quarter of 2017 was $4.3 million, compared to a Non-GAAP net loss of $1.9 million for the fourth quarter of 2016.

●	Non-GAAP loss per basic and diluted share was $0.09 for the fourth quarter of 2017, compared to a Non-GAAP loss of $0.05 in fourth quarter of 2016. Non-GAAP loss per basic and diluted share was $0.30 for full year 2017, compared to $0.12 during full year 2016.

●	Cash balance as of December 31, 2017 was $24.0 million, compared to $10.6 million as of December 31, 2016. The cash balance at year end includes net proceeds from the Warburg Pincus private placement which closed in November. Moving forward, Cyren expects to make additional investments in R&D, Sales and Marketing in order to accelerate our product roadmap and increase enterprise sales throughout 2018.

●	The convertible notes, previously on the balance sheet since being issued in March 2017, were automatically converted into approximately 3.5 million shares upon the completion of the Warburg Pincus tender offer. At year end, Cyren had approximately 53.4 million shares outstanding, and currently has no outstanding debt.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Selected GAAP Measures to Non-GAAP Measures.”

Recent Business Highlights:

●	At the company’s annual shareholder meeting in December, all resolutions on the proxy were approved, including the re-election of five continuing directors and the formal approval of two new directors. Cyren’s board of directors is now comprised of nine directors, including Cary Davis and Brian Chang, both of whom joined the board from Warburg Pincus.

●	During the third and fourth quarters, Cyren added a number of new distribution and reseller partners for its Enterprise business in the US and Europe. Most recently Cyren announced the addition of CARVIR, a global cyber security company with over 500 MSP partners, and a leader in monitored and managed security for the MSP and IT Services channel.

●	During the fourth quarter, Cyren renewed and increased several contracts for Cyren‘s Threat Intelligence Services using Cyren’s embedded email security, web security, and cyber intelligence solutions. For the year, Cyren experienced higher than expected turnover in its Threat Intelligence business, most notably from a few large clients whose contracts were terminated earlier in the year.

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Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, February 14, 2018.

U.S. Dial-in Number:	1-800-239-9838
Israel Dial-in Number:	1-80-921-2883
International Dial-in Number:	1-323-794-2551

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at http://ir.cyren.com, or by using the following link: http://public.viavid.com/index.php?id=128245.

For those unable to participate in the live conference call, a replay will be available until February 28, 2018. To access the replay, the U.S. dial in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 5306817. An archived version of the webcast will also be available on the investor relations section of the company's website at http://ir.cyren.com/events.

About Cyren:

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc

Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time gain from sale of investment in affiliate, adjustments to earn-out obligations, capitalization of technology, accretion of discount on convertible note and change in fair value of the embedded conversion feature. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

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This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Israel Investor Contact

Iris Lubitch

SmarTeam

+972.54.2528007

iris@smartteam.co.il

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

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CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$7,522	$8,111	$30,799	$30,983

Cost of revenues	3,461	2,682	12,584	10,042

Gross profit	4,061	5,429	18,215	20,941

Operating expenses:

Research and development, net	2,896	2,203	9,825	8,656

Sales and marketing	4,156	3,512	15,551	10,814

General and administrative	2,313	1,782	7,286	6,645

Adjustment of earn-out obligation	-	893	-	893

Total operating expenses	9,365	8,390	32,662	27,008

Operating loss	(5,304)	(2,961)	(14,447)	(6,067)

Other income (expense)	1	(6)	452	(1)

Financial income (expense), net	(2,117)	54	(2,380)	(147)

Loss before taxes	(7,420)	(2,913)	(16,375)	(6,215)

Tax benefit (expense)	(106)	9	42	2

Net loss	$(7,526)	$(2,904)	$(16,333)	$(6,213)

Loss per share - basic	$(0.16)	$(0.07)	$(0.40)	$(0.16)

Loss per share - diluted	$(0.16)	$(0.07)	$(0.40)	$(0.16)

Weighted average number of shares outstanding:
Basic	46,018	39,167	40,922	39,135

Diluted	46,018	39,167	40,922	39,135

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in thousands of U.S.dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(5,304)	$(2,961)	$(14,447)	$(6,067)
Stock-based compensation (1)	1,251	233	2,060	980
Amortization of intangible assets (2)	1,139	790	4,431	2,836
Adjustment to earn-out liabilities and related expenses (3)	-	893	-	893
Executive terminations (5)	-	-	-	87
Adjustment to deferred revenues (6)	-	-	-	66
Capitalization of technology (8)	(1,012)	(852)	(3,728)	(3,097)
Non-GAAP operating loss	$(3,926)	$(1,897)	$(11,684)	$(4,302)

GAAP net loss	$(7,526)	$(2,904)	$(16,333)	$(6,213)
Stock-based compensation (1)	1,251	233	2,060	980
Amortization of intangible assets (2)	1,139	790	4,431	2,836
Adjustment to earn-out liabilities and related expenses (3)	26	893	117	893
Amortization of deferred tax assets (4)	(63)	(62)	(249)	(278)
Executive terminations (5)	-	-	-	87
Adjustment to deferred revenues (6)	-	-	-	66
Gain from sale of investment in affiliate (7)	-	-	(450)	-
Capitalization of technology (8)	(1,057)	(852)	(3,822)	(3,128)
Accretion of discount on convertible note (9)	150	-	480	-
Change in fair value of embedded conversion feature on convertible note (10)	1,814	-	1,349	-
Non-GAAP net loss	$(4,266)	$(1,902)	$(12,417)	$(4,757)

GAAP loss per share (diluted)	$(0.16)	$(0.07)	$(0.40)	$(0.16)
Stock-based compensation (1)	0.03	0.00	0.05	0.03
Amortization of intangible assets (2)	0.02	0.02	0.11	0.07
Adjustment to earn-out liabilities and related expenses (3)	0.00	0.02	0.00	0.02
Amortization of deferred tax assets (4)	(0.00)	(0.00)	(0.00)	0.00
Executive terminations (5)	0.00	0.00	0.00	0.00
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.00
Gain from sale of investment in affiliate (7)	0.00	0.00	(0.01)	0.00
Capitalization of technology (8)	(0.02)	(0.02)	(0.09)	(0.08)
Accretion of discount on convertible note (9)	0.00	0.00	0.01	0.00
Change in fair value of embedded conversion feature on convertible note (10)	0.04	0.00	0.03	0.00
Non-GAAP loss per share (diluted)	$(0.09)	$(0.05)	$(0.30)	$(0.12)

Numbers of shares used in computing non-GAAP loss per share (diluted)	46,018	39,167	40,922	39,125

(1) Stock-based compensation
Cost of revenues	$131	$22	$207	$73
Research and development	277	71	505	314
Sales and marketing	373	45	553	198
General and administrative	470	95	795	395
	$1,251	$233	$2,060	$980

(2) Amortization of intangible assets
Cost of revenues	$971	$610	$3,756	$2,090
Sales and marketing	168	180	675	746
	$1,139	$790	$4,431	$2,836

(3) Adjustment to earn-out liabilities and related expenses
General and administrative	$-	$893	$-	$893
Financial expenses, net	26	-	117	-
	$26	$893	$117	$893

(4) Amortization of deferred tax assets
Tax benefit (expense)	$(63)	$(62)	$(249)	$(278)

(5) Executive terminations
Sales and marketing	$-	$-	$-	$87

(6) Adjustment to deferred revenues
Revenues	$-	$-	$-	$66

(7) Gain from sale of investment in affiliate
Other Income	$-	$-	$(450)	$-

(8) Capitalization of technology
Research and development	$(1,012)	$(852)	$(3,728)	$(3,097)
Financial expenses, net	(45)	-	(94)	(31)
	$(1,057)	$(852)	$(3,822)	$(3,128)

(9) Accretion of discount on convertible note
Financial expenses, net	$150	$-	$480	$-

(10) Change in fair value of embedded conversion feature on convertible note
Financial expenses, net	$1,814	$-	$1,349	$-

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31	December 31
	2017	2016
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$23,981	$10,621
Trade receivables, net	2,890	3,061
Prepaid expenses and other receivables	1,339	918
Total current assets	28,210	14,600

Property and equipment, net	2,787	2,081
Goodwill and intangible assets, net	31,461	29,867
Severance pay fund	714	604
Lease deposits	379	380
Total long-term assets	35,341	32,932
Total assets	$63,551	$47,532

Liabilities and Shareholders’ Equity
Current Liabilities:
Trade payables	$1,017	$764
Employees and payroll accruals	3,239	2,528
Accrued expenses and other liabilities	1,012	755
Earn-out consideration	3,588	3,041
Deferred revenues	5,032	4,609
Total current liabilities	13,888	11,697

Deferred revenues	524	1,788
Deferred tax liability	1,355	1,374
Accrued severance pay	930	816
Other liabilities	438	119
Total long-term liabilities	3,247	4,097

Shareholders’ equity	46,416	31,738
Total liabilities and shareholders’ equity	$63,551	$47,532

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CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities:
Net loss	$(7,526)	$(2,904)	$(16,333)	$(6,213)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	1	8	2	11
Depreciation	437	291	1,303	1,246
Stock-based compensation	1,251	233	2,060	980
Amortization of intangible assets	1,139	790	4,431	2,836
Accrued interest and accretion of discount on credit line	-	-	-	(19)
Accretion of discount on convertible note	150	-	480	-
Change in fair value of embedded conversion feature on convertible note	1,814	-	1,349	-
Other income related to investment in affiliate	-	-	(450)	-
Other expenses related to the earn-out consideration	26	774	117	774
Deferred taxes	(29)	(35)	(175)	(212)

Changes in assets and liabilities:
Trade receivables	(291)	642	77	759
Prepaid expenses and other receivables	284	(37)	(362)	(82)
Change in long-term lease deposits	118	77	6	(184)
Trade payables	(45)	111	36	124
Employees and payroll accruals, accrued expenses and other liabilities	578	282	1,035	16
Deferred revenues	(1,085)	(1,039)	(841)	2,305
Accrued severance pay, net	(62)	33	4	88
Other long-term liabilities	302	(8)	302	(11)
Net cash provided by (used in) operating activities	(2,938)	(782)	(6,959)	2,418

Cash flows from investing activities:

Proceeds from sale of investment in affiiate	-	-	450	-
Capitalization of technology, net of grants received	(1,057)	(852)	(3,822)	(3,128)
Purchase of property and equipment	(953)	(137)	(1,771)	(985)
Net cash used in investing activities	(2,010)	(989)	(5,143)	(4,113)

Cash flows from financing activities:

Proceeds from convertible note	-	-	6,300	-
Proceeds from private capital raise	18,971	-	18,971	-
Payment of credit line	-	-	-	(4,150)
Proceeds from options exercised	18	13	93	84
Net cash provided by (used in) financing activities	18,989	13	25,364	(4,066)
Effect of exchange rate changes on cash	21	(59)	98	3
Increase (decrease) in cash and cash equivalents	14,062	(1,817)	13,360	(5,758)
Cash and cash equivalents at the beginning of the period	9,919	12,438	10,621	16,379
Cash and cash equivalents at the end of the period	$23,981	$10,621	$23,981	$10,621

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